UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

July 7, 2025

RAD Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-1230703
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1501 Lincoln Blvd, #1133, Venice, CA	90291
(Address of principal executive offices)	(Zip Code)

5106982462

Registrant’s telephone number, including area code

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On June 30 2025, RAD Technologies, Inc. (“the Company”) filed a certificate of amendment of its Certificate of Incorporation. This amendment increased the total shares the Company is authorized to issue to 400,000,000, 250,000,000 of which are Class A Common Stock and 150,000,000 of which are Class B Common Stock. Additionally, the amendment also grants holders of Class A Common Stock the right to convert their stock into Class B Common Stock at their discretion, subject to the availability of authorized shares of class B Common Stock.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

1.1	Amendment to Articles - RAD Technologies Inc

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD Technologies Inc.

By	/s/Jeremy Barnett
Jeremy Barnett, Chief Executive Officer RAD Technologies, Inc.
Date:	July 8, 2025